EXHIBIT 99.1

Norsk Hydro ASA: Sale of Shares to Employees

OSLO, Norway, April 7, 2006 (PRIMEZONE) -- Following a total shareholder return on the Hydro share of 49 percent in 2005, the employees of Norsk Hydro ASA have once again been offered to purchase Hydro shares with a value of NOK 12,000 at a 50 percent discount. This is a general arrangement offered to employees in Norway where 87 percent of the employees entitled to the offer have subscribed, and have been allocated 15 shares at NOK 388.85 per share.

The total number of shares allocated is 151,005. The terms are according to Hydro`s share purchase plan for employees in Norway where at least a 12 percent total shareholder return is required to obtain the 50 percent discount. Norsk Hydro ASA holds 8,664,959 own shares after this transaction.

The following insiders have under the above mentioned scheme each acquired 15 shares:

 --  President and CEO Eivind Reiten, new holding is 13,529 shares
 --  Executive Vice President Hilde Merete Aasheim, new holding is 15 shares
 --  Executive Vice President John Ove Ottestad, new holding is
     8,276 shares
 --  Executive Vice President Tore Torvund, new holding
     is 3,318 shares
 --  Executive Vice President Torstein Dale Sjoetveit
     (from 1 April 2006), new holding is 392 shares
 --  Executive Vice President Svein Richard Brandtzaeg, new
     holding is 598 shares
 --  Executive Vice President Jon-Harald Nilsen (until 1 April 2006), new holding is 308 shares
 --  Company Secretary Benedikte Bjoern, new holding is 66 shares

 --  Employee representative to the Board of Directors Terje Friestad, new holding is 274 shares
 --  Employee representative to the Board of Directors Geir Nilsen, new holding is 93 shares
 --  Employee representative to the Board of Directors Sten Roar
     Martinsen, new holding is 15 shares
 --  Closely related to Executive Vice President Tore Torvund, Tone
     Steinset, new holding is 398 shares
 --  Closely related to Executive Vice President Torstein Dale
     Sjoetveit, Ann Kristin Sjoetveit, new holding is 16 shares

CONTACT:  Norsk Hydro ASA
          Investor Contacts:
          Idar Eikrem
          Tel:  +47 22533273
          Cell: +47 95028363
          Idar.Eikrem@hydro.com

          Stefan Solberg
          Tel:  +47 22533539
          Cell: +47 91727528
          Stefan.Solberg@hydro.com

          Norsk Hydro ASA
          Drammensveien 264
          N-0240 Oslo
          Norway
          Tel: +47 22 53 81 00
          Fax: +47 22 53 27 25
          www.hydro.com